                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION STATEMENT REQUIRED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                 NAVISITE, INC.
                (Name of Registrant as Specified in its Charter)




            Delaware                            000-27597                           52-2137343
(State or Other Jurisdiction of           (Commission File No.)          (I.R.S. Employer Identification
         Incorporation)                                                                No.)






                               400 Minuteman Road
                          Andover, Massachusetts 01810
              (Address of Principal Executive Offices and Zip Code)

                                 (978) 682-8300
              (Registrant's telephone number, including area code)

                                NaviSite, Inc.
                              400 Minuteman Road
                         Andover, Massachusetts 01810

                             INFORMATION STATEMENT

                              September 20, 2002

   This Information Statement is being mailed to holders of record of shares of common stock, par value $0.01 per share (the "Common Stock"), of NaviSite, Inc. ("NaviSite" or the "Company") as of September 12, 2002 (the "Record Date"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Background

   On September 11, 2002, each of CMGI, Inc. ("CMGI") and Hewlett-Packard Financial Services Company ("HPFS") sold and transferred to ClearBlue Technologies, Inc. ("ClearBlue"), a privately held managed service provider based in San Francisco, California, the following equity and debt interests in
NaviSite:

  . Pursuant to a Note and Stock Purchase Agreement by and between ClearBlue and CMGI (the "CMGI Agreement"), CMGI sold and transferred to ClearBlue 71,029,391 shares of NaviSite's common stock, $0.01 par value per share ("NaviSite Common Stock"), representing approximately 76% of the outstanding capital stock of NaviSite, warrants to purchase 5,203,252 shares of NaviSite Common Stock and a convertible note with an aggregate principal amount outstanding of $10 million; and

  . Pursuant to a Note and Stock Purchase Agreement by and between ClearBlue and HPFS (the "HPFS Agreement"), HPFS sold and transferred to ClearBlue 3,207,053 shares of NaviSite Common Stock, representing approximately 3.4% of the outstanding capital stock of NaviSite, and a convertible note with an aggregate principal amount outstanding of approximately $55 million.

   As a result of these transactions, ClearBlue owns, directly or indirectly through its wholly owned subsidiaries, approximately 79% of the outstanding capital stock of NaviSite. If ClearBlue were to convert the notes it acquired from CMGI and HPFS as described above, ClearBlue would own approximately 94% of the outstanding capital stock of NaviSite.

   After the consummation of these transactions on September 11, 2002, the Board of Directors of NaviSite (the "Board"), which previously had consisted of David S. Wetherell and George A. McMillan, fixed the size of the Board at four and elected Andrew Ruhan and Arthur Becker to the Board to fill the two vacancies created by the increase in the size of the Board. Mr. Wetherell is the Chairman of CMGI, and Mr. McMillan is the President and Chief Executive Officer of CMGI. As a result of CMGI's reduction in ownership of NaviSite, Messrs. Wetherell and McMillan have informed NaviSite that they intend to resign from the Board no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "SEC") and mailed to all holders of record of NaviSite Common Stock as required by Rule 14f-1 under the Exchange Act. These resignations will cause a change in the majority of the Board.

   As of September 12, 2002, there were 93,723,730 shares of NaviSite Common Stock outstanding. The holders of NaviSite Common Stock would be entitled to one vote for each share held as of September 12, 2002 if there was any action to be taken in connection with this Information Statement. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

   THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

Security Ownership of Certain Beneficial Owners and Management

   The following tables set forth certain information as of September 12, 2002, with respect to the beneficial ownership of NaviSite Common Stock by the following:

  . each person known by NaviSite to beneficially own more than 5% of the outstanding shares of NaviSite Common Stock;

  .   each of NaviSite's directors;

  . each of the Named Executive Officers (as defined below under the heading "Executive Compensation and Other Information"); and

  .   all of the Named Executive Officers and directors as a group.

   For purposes of the following tables, beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise noted in the footnotes to the respective tables, NaviSite believes that each person or entity named in the tables has sole voting and investment power with respect to all shares of NaviSite Common Stock shown as beneficially owned by them, subject to applicable community property laws.

   The percentage ownership of NaviSite Common Stock of each person or entity named in the following table is based on 93,723,730 shares of NaviSite Common Stock outstanding as of September 12, 2002. Shares of NaviSite Common Stock issuable under options that are currently exercisable or exercisable within 60 days after September 12, 2002 ("Presently Exercisable Options") are deemed outstanding and are included in the number of shares beneficially owned by a person named in the table and are used to compute the percentage ownership of that person. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each person listed in the table is c/o NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

                                                                 NaviSite Common Stock
                                                               -------------------------
                                                                Number of   Percentage of
                                                                  Shares       Common
                                                               Beneficially     Stock
Name and Address of Beneficial Owner                              Owned      Outstanding
------------------------------------                           ------------ -------------
5% Stockholders
ClearBlue Technologies, Inc.(1)............................... 329,798,670      94.42%
 100 First Street
 Suite 2000
 San Francisco, CA 94105

Directors and Named Executive Officers

Patricia Gilligan(2)..........................................     291,040          *
Kevin H. Lo(3)................................................     125,833          *
Robert C.B. Poon..............................................           0          *
Wayne Whitcomb(4).............................................      18,750          *
Stephen J. Kirchoff(5)........................................           0          *
David S. Wetherell............................................           0          *
George A. McMillan............................................           0          *
Andrew Ruhan(6)...............................................           0          *
Arthur Becker(7)..............................................           0          *
All executive officers and directors as a group (9 persons)(8)     435,623          *

--------
 * Percentage is less than 1% of the total number of outstanding shares of NaviSite Common Stock.
(1) Includes warrants for 5,203,252 shares of NaviSite Common Stock exercisable at between $5.77 per share and $6.92 per share previously held by CMGI, Inc. (the "Warrants"); 211,897,436 shares of NaviSite

   Common Stock issuable upon conversion of a 12% convertible, senior secured note of NaviSite representing an aggregate principal amount of approximately $55 million (the "Former HPFS Note"); 38,461,538 shares of NaviSite Common Stock issuable upon conversion of a 12% convertible, senior secured note of NaviSite representing an aggregate principal amount of $10 million (the "Former CMGI Note" and, collectively with the Former HPFS Note, the "Notes"). The Notes were previously held by CMGI and HPFS before being transferred to ClearBlue on September 11, 2002. The Notes require payment of interest only, at 12% per annum, for the first three years from the original date of issuance (November 8, 2001) and then repayment of principal and interest, on a straight-line basis, over the next three years until maturity on the sixth anniversary of the date of issuance. At NaviSite's option, NaviSite may make interest payments (i) 100% in shares of NaviSite Common Stock, in the case of amounts owed under the Former CMGI Note, through December 2007 and (ii) approximately 16.67% in shares of NaviSite Common Stock, in the case of amounts owed under the Former HPFS Note, through December 2003. The Notes are secured by substantially all of the assets of NaviSite and cannot be prepaid. The principal balances may be converted into NaviSite Common Stock at the option of the holders at any time prior to or at maturity at a conversion rate of $0.26 per share. Holders of the Notes are entitled to both demand and "piggyback" registration rights, and the holder of the Former HPFS Note is entitled to anti-dilution protection under certain circumstances.
(2) Includes 291,040 shares of NaviSite Common Stock issuable upon the exercise of Presently Exercisable Options.
(3) Includes 125,833 shares of NaviSite Common Stock issuable upon the exercise of Presently Exercisable Options.
(4) Includes 18,750 shares of NaviSite Common Stock issuable upon the exercise of Presently Exercisable Options. These options expire on October 6, 2002. Mr. Whitcomb left the employ of NaviSite on September 6, 2002.
(5) Mr. Kirchoff left the employ of NaviSite on August 30, 2002.
(6) Excludes 329,798,670 shares of NaviSite Common Stock owned by ClearBlue (including shares issuable upon exercise of the Warrants and upon conversion of the Notes), with respect to which Mr. Ruhan disclaims beneficial ownership.
(7) Excludes 329,798,670 shares of NaviSite Common Stock owned by ClearBlue (including shares issuable upon exercise of the Warrants and upon conversion of the Notes), with respect to which Mr. Becker disclaims beneficial ownership.
(8) Includes 435,623 shares of NaviSite Common Stock issuable upon the exercise of Presently Exercisable Options.

Change in Control

   The following is a summary of the CMGI Agreement and the HPFS Agreement (the "Agreements"). For more information, please see complete copies of the Agreements, which are exhibits to ClearBlue's Schedule 13D as filed with the SEC on September 18, 2002.

   On September 11, 2002, ClearBlue and CMGI entered into the CMGI Agreement. Under the terms of the CMGI Agreement, (a) CMGI transferred to ClearBlue 71,029,391 shares of NaviSite Common Stock and the Warrants, (b) CMGI transferred to ClearBlue the Former CMGI Note and (c) ClearBlue transferred to CMGI 131,579 shares of ClearBlue common stock, representing approximately 2% of the issued and outstanding equity of ClearBlue after giving effect to the transactions with HPFS and CMGI described herein.

   On September 11, 2002, ClearBlue and HPFS entered into the HPFS Agreement. Under the terms of the HPFS Agreement (a) HPFS transferred to ClearBlue 3,207,053 shares of NaviSite Common Stock, (b) HPFS transferred to ClearBlue the Former HPFS Note and assigned to ClearBlue, which ClearBlue assumed, that certain Guarantee and Security Agreement and related agreements, including all rights thereunder, and (c) ClearBlue transferred to HPFS 1,447,368 shares of ClearBlue common stock, representing approximately 22% of the issued and outstanding equity of ClearBlue after giving effect to the transactions with HPFS and CMGI described herein.

   Upon consummation of the transactions contemplated by the CMGI Agreement and the HPFS Agreement, ClearBlue beneficially owned, directly or indirectly through its wholly owned subsidiaries, 329,798,670 shares of NaviSite Common Stock assuming full conversion of the Notes and exercise of the Warrants which represent 94.42% of outstanding NaviSite Common Stock.

Directors and Executive Officers

   The By-Laws of NaviSite provide that the number of directors shall be fixed from time to time by a majority of the Board. On September 11, 2002, the Board fixed the number of directors at four and elected each of Andrew Ruhan and Arthur Becker as a director to fill the two resulting vacancies on the Board. Messrs. Wetherell and McMillan have informed NaviSite that, on or about October 1, 2002 (but no earlier than ten (10) days after the date on which this Information Statement is filed with the SEC), they intend to resign from the Board, leaving two active members and two vacancies on the Board.

   Biographical and certain other information concerning NaviSite's directors is set forth below. Information with respect to the number of shares of NaviSite Common Stock beneficially owned by each director, as of September 12, 2002, appears above in the section entitled "Security Ownership of Certain Beneficial Owners and Management."

   David S. Wetherell, age 48, has served as a director and Chairman of the Board of NaviSite since February 1997. Since 1986, Mr. Wetherell has served as Chairman of the Board and Secretary of CMGI, Inc. From 1986 to February 2002, Mr. Wetherell also served as Chief Executive Officer of CMGI, Inc. From 1986 to July 2001, Mr. Wetherell also served as President of CMGI.

   George A. McMillan, age 48, has served as a director of NaviSite since
July 11, 2001. Since February 2002, Mr. McMillan has served as Chief Executive Officer of CMGI, Inc. Since June 2002, he has also served as President of CMGI. From July 2001 to February 2002, Mr. McMillan served as Chief Financial Officer and Treasurer of CMGI. Mr. McMillan served as President and Chief Operating Officer of BMG Direct, a unit of Bertelsmann AG consisting of BMG Music Service and CDNOW from 1997 to July 2001. From 1993 to 1997, Mr. McMillan served as Chief Operating Officer and Chief Financial Officer of Renaissance Solutions, an IT and management consulting firm.

   Andrew Ruhan, age 40, has served as a director of NaviSite since September 11, 2002. Mr. Ruhan is Chief Executive Officer and a director of ClearBlue. From 1998 to 2002, Mr. Ruhan was Chief Executive Officer of Global Switch Group, a data center company in Great Britain. Prior to 1998, Mr. Ruhan was a private investor.

   Arthur Becker, age 52, has served as a director of NaviSite since September 11, 2002. Mr. Becker is Vice Chairman and a director of ClearBlue. For the past five years, Mr. Becker has been a private investor and since 1999, he has been a Managing Member of Madison Technologies LLC, a fund that is focused on finding and evaluating investment opportunities in technology and telecommunications companies.

   NaviSite expects that Messrs. Wetherell and McMillan will resign as directors, and Messrs. Becker and Ruhan will become the sole directors of NaviSite upon the resignation of Messrs. Wetherell and McMillan. The change in directors is expected to occur at any time following the consummation of the transactions contemplated by the Agreements, but no earlier than ten (10) days after the date on which this information statement is filed with the SEC and mailed to all holders of record of NaviSite Common Stock as required by Rule 14f-1 of the Exchange Act.

   During a portion of NaviSite's fiscal year ended July 31, 2002, Messrs. Craig D. Goldman and Stephen D.R. Moore also served as directors of NaviSite, but they did not stand for reelection to the Board at NaviSite's annual meeting of stockholders held on December 19, 2001 and have not served as directors of NaviSite since that date.

   Biographical and certain other information concerning NaviSite's executive officers is set forth below. Information with respect to the number of shares of NaviSite Common Stock beneficially owned by each executive officer, as of September 12, 2002, appears above in the section entitled "Security Ownership of Certain Beneficial Owners and Management."

   Patricia Gilligan, age 51, has served as NaviSite's President and Chief Executive Officer since July 2001. From June 2000 to July 2001, Ms. Gilligan served as NaviSite's Chief Operating Officer. From January 1999 to June 2000, Ms. Gilligan served as Vice President of Worldwide Services of Incentive Systems, an incentive compensation application developer. From April 1997 to January 1999, Ms. Gilligan served as Vice President of East Coast Operations of Razorfish, Inc., a digital solutions provider. From January 1992 to April 1997, Ms. Gilligan served as Chief Information Officer of Cahners Publishing Company, a business information company.

   Kevin H. Lo, age 29, has served as NaviSite's Chief Financial Officer and Senior Vice President of Finance and Strategy since January 2002. From July 2001 to January 2002, he served as NaviSite's Vice President of Products, Services and Business Development, and from January 2001 to January 2002, he served as NaviSite's Chief Technology Officer. From October 2000 to January 2001, Mr. Lo served NaviSite as the Director of Utility Infrastructure Services. From August 1997 to October 2000, Mr. Lo served as Chairman and Chief Executive Officer at X-Collaboration Software Corporation, an application infrastructure provider of collaborative Web services. From September 1995 to August 1997, Mr. Lo was a Strategy Consultant at Bain & Company.

   Robert C.B. Poon, age 55, has served as NaviSite's Vice President of Service Delivery since January 2002. From March 2001 to January 2002, Mr. Poon served as Senior Vice President, Engineering and Systems Operations of Trapezo, Inc., a start-up company with a product line in web content management. From July 2000 to March 2001, Mr. Poon served as Vice President, Engineering and Operations of Tacit Knowledge Systems, a software start-up company that developed a knowledge management tool. From February 1997 to July 2000, Mr. Poon served as Vice President, Service Delivery for IBM Global Services, Telecommunications and Media Industries.

Board and Committee Meetings

   The Board held six (6) meetings during the fiscal year ended July 31, 2002. During the period in which he served as a director of NaviSite, each director attended at least 75% of the aggregate of the number of Board meetings and the number of meetings held by all committees on which he served.

   The Board has designated two principal standing committees, an audit committee (the "Audit Committee") and a compensation committee (the "Compensation Committee").

   The Audit Committee reviews the professional services provided by NaviSite's independent accountants, the independence of such accountants from NaviSite's management, NaviSite's annual and quarterly financial statements and NaviSite's system of internal accounting and financial controls. The Audit Committee also reviews other matters with respect to its accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention and recommends to the Board the appointment of independent auditors to audit NaviSite's financial statements each year. The Board first adopted and approved a written charter for the Audit Committee in June 2000.

   During the last fiscal year, the Audit Committee consisted of Stephen D.R. Moore, Craig D. Goldman and George A. McMillan from August 1, 2001 until December 19, 2001, and solely of Mr. McMillan since December 19, 2001. The Audit Committee currently consists of one non-employee director, George A. McMillan. During the last fiscal year, the Audit Committee held four (4) meetings. Mr. McMillan was appointed to the Audit Committee pursuant to Nasdaq Marketplace Rule 4310(c)(26)(B)(ii), which permits one director who is not independent, as defined in Rule 4200, and is not a current employee or an immediate family member of such employee, to be appointed to the Audit Committee, if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required by the best interests of NaviSite and its stockholders. The Board has determined that, after having reviewed the educational and employment background of Mr. McMillan, it is in the best interests of NaviSite and its stockholders to allow Mr. McMillan to serve as a member of the Audit Committee. NaviSite presently has no independent directors as defined by Nasdaq Marketplace Rule 4310(c)(26)(B).

   During the last fiscal year, the Compensation Committee consisted of Stephen D.R. Moore, Craig D. Goldman and David S. Wetherell from August 1, 2001 until December 19, 2001, and solely of Mr. Wetherell since December 19, 2001. The Compensation Committee currently consists of one non-employee director, Mr. Wetherell. The Compensation Committee of the Board determines salaries, incentives and other forms of compensation for officers and other key employees of NaviSite and administers NaviSite's incentive compensation and benefit plans. During the last fiscal year, the Compensation Committee held two (2) meetings.

Compensation of Directors

   In March 2002, after completing a review of director compensation for comparable companies, the Board agreed (i) to grant to independent directors upon initial election to the Board options to purchase 50,000 shares of NaviSite Common Stock and (ii) that any independent director be paid $1,500 per Board meeting attended. Additionally, independent directors of the Board will be granted an annual option to purchase 10,000 shares of NaviSite Common Stock on the anniversary of their election to the Board. The initial option grant of 50,000 shares vests monthly over three years (1/36 of number of shares vest monthly). The subsequent annual option grant of 10,000 shares vests monthly commencing on the 37/th/ month of the date of grant (1/12/th/ of the options vest monthly). NaviSite has had no independent directors since this policy was implemented in March 2002, so NaviSite has made no such payments to directors on its Board. Apart from the arrangements discussed above, NaviSite does not pay any cash compensation to members of its Board for their services as members of the Board, although directors are reimbursed for their reasonable travel expenses incurred in connection with attending Board and committee meetings. Directors who are also NaviSite officers or employees are eligible to participate in NaviSite's Amended and Restated 1998 Equity Incentive Plan. Any director who is not also an officer or employee of NaviSite, any subsidiary of NaviSite or CMGI is entitled to non-statutory option grants under NaviSite's 1999 Stock Option Plan for Non-Employee Directors.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

   No Named Executive Officer has an employment agreement. Ms. Gilligan and Messrs. Lo and Poon each have retention agreements with NaviSite which provide for payments of $275,000, $200,000 and $100,000, respectively, upon a "change in control" and subsequent "termination" (other than for "cause") or resignation based upon "good reason" (each as defined in the respective retention agreement of such individuals).

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires NaviSite's directors, officers and persons who own more than 10% of a registered class of NaviSite's equity securities (collectively, "Reporting Persons") to file reports of ownership and changes in ownership with the SEC. Based solely upon review of copies of such reports, or other written representations from Reporting Persons, NaviSite believes that, during the fiscal year ended July 31, 2002, all Reporting Persons complied with all applicable requirements of Section 16(a) of the Exchange Act.

Executive Compensation and Other Information

  Summary Compensation Table

   The following table sets forth certain summary information with respect to the compensation paid during the fiscal years ended July 31, 2002, 2001 and 2000 to (i) NaviSite's chief executive officer, and (ii) each of the other four most highly compensated executive officers whose total annual salary and bonuses for fiscal year 2002 exceeded $100,000 (collectively, the "Named Executive Officers"). In the table below, columns required by the regulations of the SEC have been omitted where no information was required to be disclosed under those columns.

                                                                                  Long-Term
                                                       Annual Compensation       Compensation
                                                  --------------------------     ------------
                                                                                  Securities
                                                                                  Underlying   All Other
Name and Principal Position                       July 31,  Salary     Bonus       Options    Compensation
---------------------------                       -------- -------- --------     ------------ ------------
Patricia Gilligan(1).............................   2002   $262,724 $122,025(2)    500,000      $ 2,921(3)
Chief Executive Officer and President               2001    215,909  180,713(4)    297,500(5)     3,501(3)
                                                    2000     17,898                155,000           --

Kevin H. Lo(6)...................................   2002    175,628  117,000(7)    500,000           --
  Chief Financial Officer and Senior Vice           2001    100,660    8,274       185,000(5)        --
  President of Finance and Strategy

Wayne Whitcomb(8)................................   2002    165,218   47,588(9)     75,000           --
  Vice President of Research & Development
  and Information Systems/Information
  Technology

Stephen J. Kirchoff(10)..........................   2002    137,782   10,050(11)   500,000       17,435(12)
  Executive Vice President, Sales and Marketing

Robert C.B. Poon(13).............................   2002    112,269   27,538(14)   250,000        1,830(3)
  Vice President of Service Delivery

--------
 (1) Ms. Gilligan was appointed NaviSite's Chief Executive Officer in July 2001. Prior to this appointment, Ms. Gilligan served as Chief Operating Officer of NaviSite since June 2000.
 (2) Includes $50,000 retention bonus paid on March 15, 2002 and $72,025 management incentive bonus paid on August 19, 2002.
 (3) Represents the amount of matching contributions made by NaviSite under CMGI's 401(k) Plan.
 (4) Includes $125,000 retention bonus paid on July 31, 2001.
 (5) Includes options to purchase 100,000 shares of NaviSite Common Stock granted as part of a retention package with quarterly vesting over a two-year period.
 (6) Mr. Lo was appointed NaviSite's Chief Financial Officer and Senior Vice President of Finance and Strategy in January 2002. Prior to his appointment, Mr. Lo served as NaviSite's Vice President, Business Development, Marketing and Services since July 2001.
 (7) Includes $50,000 retention bonus, $25,000 of which was paid on December 14, 2001 and $25,000 of which was paid on March 15, 2002, and $67,000 management incentive bonus paid on August 19, 2002.
 (8) Mr. Whitcomb became an executive officer of NaviSite in November 2001.
     Mr. Whitcomb left the employ of NaviSite on September 6, 2002. In connection with his departure from NaviSite, Mr. Whitcomb received $91,528 in severance and release payments. These payments are not reflected above since they occurred in September 2002 and were unrelated to his compensation for the fiscal year ending July 31, 2002.
 (9) Includes $30,000 retention bonus, $15,000 of which was paid on December 14, 2001 and $15,000 of which was paid on March 15, 2002, and $17,588 management incentive bonus paid on August 19, 2002.
(10) Mr. Kirchoff became an executive officer of NaviSite in December 2001.
     Mr. Kirchoff left the employ of NaviSite on August 30, 2002. In connection with his departure from NaviSite, Mr. Kirchoff received

    $55,000 in severance and release payments. In addition, on August 28, 2002, Mr. Kirchoff entered into an agreement with NaviSite whereby Mr. Kirchoff is performing strategic and marketing consulting services for up to two months for $30,000/month. These payments are not reflected above since they are unrelated to his compensation for the fiscal year ending July 31, 2002.
(11) Includes $10,050 management incentive bonus paid on August 19, 2002.
(12) Represents amounts paid for housing, airfare and auto rental.
(13) Mr. Poon became an executive officer of NaviSite in December 2001.
(14) Includes $5,000 signing bonus paid on January 25, 2002 and $22,538 management incentive bonus paid on August 19, 2002.

  Option Grants During the Fiscal Year Ended July 31, 2002

   The following table sets forth information regarding options to purchase NaviSite Common Stock granted to the Named Executive Officers during the fiscal year ended July 31, 2002. The exercise price per share of each option is equal to the fair market value of NaviSite Common Stock on the date of grant, as determined pursuant to NaviSite's Amended and Restated 1998 Equity Incentive Plan. Potential realizable values set forth in the table are net of the exercise price, but before taxes associated with the exercise, and are based on the assumption that NaviSite Common Stock appreciates at the annual rate shown from the date of the grant until the expiration of the five-year option term. These numbers are calculated based on rules of the SEC and do not represent NaviSite's estimate or projection of future stock prices. The actual amount a Named Executive Officer may realize, if any, will depend upon the future performance of NaviSite Common Stock, overall stock market conditions and the optionholder's continued employment with NaviSite through the vesting period. Accordingly, the potential realizable values reflected in the table may not be achieved. NaviSite has never granted any stock appreciation rights.

          STOCK OPTION GRANTS IN THE FISCAL YEAR ENDED JULY 31, 2002





                                                                  Potential Realizable
                                Individual Grants (1)             Value at Assumed
                    --------------------------------------------- Annual Rates of
                    Number of    Percent of                         Stock Price
                    Securities  Total Options Exercise            Appreciation for
                    Underlying   Granted to    Price                Option Term
                     Options    Employees in    (Per   Expiration --------------------
Name                 Granted     Fiscal Year   Share)     Date      5%         10%
----                ----------  ------------- -------- ----------  -------    -------
Patricia Gilligan..  500,000(1)     12.48%     $0.30    03/07/07  $39,417    $89,513
Kevin H. Lo........  500,000(1)     12.48       0.34    12/23/06   27,797     79,564
Wayne Whitcomb.....   75,000(2)      1.87       0.26    03/20/07    4,427     10,689
Stephen J. Kirchoff  500,000(1)     12.48       0.38    12/16/06   39,700     99,816
Robert C.B. Poon...  100,000(3)      2.49       0.42    01/06/07   11,597     25,624
                     150,000(2)      3.75       0.26    03/20/07    8,854     21,378

--------
(1) The term of each option is five years from the date of grant. With respect to each option grant, 25% of the option vests and becomes exercisable after the first year and the remaining 75% of the option vests and becomes exercisable in equal monthly installments over the 36 months thereafter. With respect to each option grant, 100% of the option vests and becomes exercisable in the event of a change in control and termination of employment within twelve (12) months from such change in control.
(2) The term of each option is five years from the date of grant. With respect to each option grant, each option vests and becomes exercisable 50% on the first anniversary of the grant date and the remaining 50% at the second anniversary of the grant date. With respect to each option grant, 100% of the option vests and becomes exercisable in the event of a change in control and termination of employment within twelve (12) months from such change in control.
(3) The term of each option is five years from the date of grant. With respect to each option grant, 25% of the option vests and becomes exercisable after the first year and the remaining 75% of the option vests and becomes exercisable in equal monthly installments over the 36 months thereafter.

  Options Exercised During Fiscal Year Ended July 31, 2002

   The following table sets forth information concerning options to purchase NaviSite Common Stock exercised by the Named Executive Officers during the fiscal year ended July 31, 2002, and the number and value of unexercised options to purchase NaviSite Common Stock held by the Named Executive Officers as of July 31, 2002.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES



                                            Number of Securities      Value of Unexercised
                                           Underlying Unexercised   In-The- Money Options at
                       Shares             Options at July 31, 2002      July 31, 2002(1)
                    Acquired on   Value   ------------------------- -------------------------
Name                Exercise (#) Realized Exercisable Unexercisable Exercisable Unexercisable
----                ------------ -------- ----------- ------------- ----------- -------------
Patricia Gilligan..      --         --      243,124      709,376        --           --
Kevin H. Lo........      --         --       95,520      589,480        --           --
Wayne Whitcomb.....      --         --       17,708      107,292        --           --
Stephen J. Kirchoff      --         --           --      500,000        --           --
Robert C.B. Poon...      --         --           --      250,000        --           --

--------
(1) The value of the unexercised in-the-money NaviSite options is calculated by multiplying the number of shares of NaviSite Common Stock underlying the options by the difference between $0.12, which was the closing price per share of NaviSite Common Stock on the Nasdaq SmallCap Market on July 31, 2002 and the applicable per share exercise price of the option.

Compensation Committee Interlocks and Insider Participation

   During the last fiscal year, the Compensation Committee consisted of Stephen D.R. Moore, Craig D. Goldman and David S. Wetherell from August 1, 2001 until December 19, 2001, and solely of Mr. Wetherell since December 19, 2001. The Compensation Committee currently consists of one non-employee director, Mr. Wetherell. Mr. Wetherell is the Chairman of CMGI, with whom NaviSite has a significant relationship. That relationship and certain transactions between NaviSite and CMGI and its affiliates are more fully discussed below in the section of this Information Statement entitled "Certain Relationships and Related Party Transactions." No member of the Compensation Committee is currently nor has been at any time an officer or employee of NaviSite or any subsidiary of NaviSite.

Report of the Audit Committee

   In connection with the preparation and future filing of NaviSite's Annual Report on Form 10-K for the year ended July 31, 2002 (which must be filed with the SEC no later than October 29, 2002), the Audit Committee is in the process of, but has not yet completed, (i) reviewing and discussing the audited financial statements with NaviSite's management, (ii) discussing with KPMG LLP, NaviSite's independent auditors, the matters required to be discussed by Statement on Auditing Standards 61 (as modified or supplemented) and (iii) discussing the independence of KPMG LLP with KPMG LLP. Moreover, the Audit Committee has not yet received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (as modified or supplemented). Since the review and discussions referred to above are not yet complete, the Audit Committee has not yet recommended to the Board that the audited financial statements be included in NaviSite's Annual Report on Form 10-K for the year ended July 31, 2002. However, the Audit Committee recommended to the Board that the audited financial statements be included in NaviSite's Annual Report on Form 10-K for the year ended July 31, 2001. For a copy of the Report of the Audit Committee related to those audited financial statements, please see NaviSite's definitive proxy statement on Schedule 14A as filed with the SEC on November 27, 2001.

                                          AUDIT COMMITTEE
                                          George A. McMillan, Chairman

Report of the Compensation Committee

   This report discusses the Compensation Committee's compensation objectives and policies with respect to NaviSite's executive officers. The report reviews the compensation of senior executive officers as a group for the last fiscal year and, specifically, the compensation of Patricia Gilligan, NaviSite's Chief Executive Officer.

   Compensation Philosophy. NaviSite's executive compensation program has three objectives: (i) to align the interests of its executive officers with the interests of NaviSite's stockholders by basing a significant portion of an executive's compensation on NaviSite's performance, (ii) to attract and retain highly talented and productive executives, and (iii) to provide incentives for superior performance by NaviSite's executives. To achieve these objectives, the Compensation Committee has crafted a program that consists of base salary, short-term incentive compensation in the form of a bonus, and long-term incentive compensation in the form of stock options. These compensation elements are in addition to the general benefit programs that are offered to all of NaviSite's employees.

   The Compensation Committee reviews NaviSite's executive compensation program annually. In its review, the Compensation Committee assesses the competitiveness of NaviSite's executive compensation program and reviews NaviSite's performance for the previous fiscal year. In future years, the Compensation Committee will gauge the success of the compensation program in achieving its objectives in the previous year and will consider NaviSite's overall performance objectives. Each element of NaviSite's executive compensation program is discussed below.

   Benefits. The Compensation Committee believes that NaviSite must offer a competitive benefits program to attract and retain key executives. NaviSite provides the same medical and other benefits to its executive officers that are generally available to its other employees. Senior executives, along with all eligible employees of NaviSite, may also choose to participate in NaviSite's 401(k) plan.

   Long-Term Incentive Compensation. NaviSite's long-term incentive compensation plan for its executive officers is based upon NaviSite's Amended and Restated 1998 Equity Incentive Plan. The Compensation Committee believes that placing a portion of an executive's total compensation in the form of stock options achieves three objectives. It aligns the interest of NaviSite's executives directly with those of NaviSite's stockholders, gives executives a significant long-term interest in NaviSite's success and helps NaviSite retain key executives. In determining the number and terms of options to grant an executive, the Compensation Committee will primarily consider subjectively the executive's past performance and the degree to which an incentive for long-term performance would benefit NaviSite.

   Compensation of the Chief Executive Officer. The Compensation Committee believes that the compensation of the Chief Executive Officer is consistent with NaviSite's general policies concerning executive compensation and is appropriate in light of NaviSite's financial objectives and performance. Awards of intermediate and long-term incentive compensation to the Chief Executive Officer are considered concurrently with awards to other executive officers and follow the same general policies as such other intermediate and long-term incentive awards.

   Ms. Gilligan joined NaviSite as its Chief Operating Officer in July 2000 and has served as its Chief Executive Officer and President since July 2001. Ms. Gilligan's base salary for the last fiscal year was $262,724. Ms. Gilligan also received an option to acquire 500,000 shares of NaviSite Common Stock at an exercise price of $0.30 per share. Last fiscal year, Ms. Gilligan received a $50,000 retention bonus and a $72,025 management incentive bonus based upon her achievement of performance objectives determined by the Board. Ms. Gilligan's compensation was designed to align her interests with those of NaviSite's stockholders by tying the value of the stock option award and her eligibility for periodic cash bonuses to the success of her efforts towards both building NaviSite's management team, business and infrastructure and improving the operating and financial performance of NaviSite. The Compensation Committee believes that Ms. Gilligan's compensation has been consistent with the Compensation Committee's compensation philosophy.

   During NaviSite's last fiscal year, under the leadership of Ms. Gilligan, NaviSite successfully executed its business plan and stabilized its business. Financially, NaviSite raised approximately $65 million in new financing from Compaq Financial Services Corporation (now known as Hewlett-Packard Financial Services Company, which is referred to herein as HPFS) and CMGI, restructured over $80 million in operating lease assets, consolidated excess data center and bandwidth circuits, executed a reorganization of the company and realized significant labor efficiencies. As a result, NaviSite reduced its cash burn rate from approximately $7.3 million per month in NaviSite's fourth quarter of its fiscal year ended July 31, 2001 to less than $1.5 million per month by the second half of NaviSite's last fiscal year. In addition, NaviSite reduced its EBITDA breakeven requirement from $44 million in revenues per quarter to less than $15 million in revenues per quarter. Operationally, NaviSite continued to improve on its industry-leading operating metrics and the quality of its service delivery capabilities. In addition to managing out non-productive customers, NaviSite also implemented new channel and partnership programs to provide a foundation for profitable growth.

   Policy on Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a federal income tax deduction to public companies for certain compensation over $1,000,000 paid to a company's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee intends to review the potential effects of
Section 162(m) periodically and intends to structure NaviSite's stock option grants and certain other equity-based awards in a manner that is intended to avoid disallowances under Section 162(m) of the Code unless the Compensation Committee believes that such compliance would not be in the best interest of NaviSite or its stockholders.

                                          COMPENSATION COMMITTEE
                                          David S. Wetherell, Chairman

Certain Relationships and Related Party Transactions

  Relationships and Transactions Between NaviSite and CMGI

   Immediately prior to consummation of the transactions contemplated by the CMGI Agreement, CMGI owned 71,029,391 shares of NaviSite Common Stock, the Warrants and the Former CMGI Note. Mr. McMillan serves as President and Chief Executive Officer and a member of the Board of Directors of CMGI. Mr. Wetherell serves as Chairman of the Board and Secretary of CMGI. The following is a summary of the material arrangements and transactions between NaviSite and CMGI or CMGI's affiliates.

  NaviSite-CMGI Intercompany Indebtedness

   On August 19, 2002, NaviSite settled its intercompany liability to and receivable from CMGI, as of May 31, 2002, for $3.2 million. The $3.2 million was remitted to CMGI in August 2002. The net intercompany liability consisted of equipment lease charges, facilities and administrative support expenses, employee-related expenses and amounts paid directly by CMGI on NaviSite's behalf.

  Leases, Construction Contracts and CMGI Guarantees

   In connection with NaviSite's real property lease for a facility located in California, CMGI provided NaviSite's landlord with a guarantee of all of NaviSite's obligations under the lease.

   Certain of the equipment that NaviSite uses or provides to its customers for their use in connection with NaviSite's services is provided under leases executed or guaranteed by CMGI. Since NaviSite's initial public offering in October 1999, CMGI has ceased to guarantee new leases, and accordingly, NaviSite or NaviSite's customers must obtain this equipment from third parties without a CMGI guarantee.

  Debt Financings

   On October 29, 2001, NaviSite entered into an agreement with CMGI, HPFS and certain affiliates of HPFS pursuant to which NaviSite received a total of approximately $65 million in financing from HPFS and CMGI. Under the terms of the agreement and this financing, the parties thereto agreed to the following:

  . NaviSite received $20 million and $10 million in cash from HPFS and CMGI, respectively, and NaviSite purchased $35 million of equipment from HPFS leased by NaviSite under operating lease agreements expiring through 2003 in exchange for the Former HPFS Note and the Former CMGI Note. The Former HPFS Note also allows NaviSite to finance past due lease payments, the sales tax on the equipment purchased and the outright purchase of the equipment. The notes bear interest at 12% and require payment of interest only for the first three years from the date of issuance. At NaviSite's option, NaviSite may make interest payments (i) 100% in shares of NaviSite Common Stock through December 2007, in the case of the Former CMGI Note, and (ii) approximately 16.67% in shares of NaviSite Common Stock, through December 2003, in the case of the Former HPFS Note. Principal and interest payments are due on a straight line basis commencing in year four until maturity on December 31, 2007. The convertible notes are secured by substantially all assets of NaviSite and cannot be prepaid. The principal balances may be converted into NaviSite Common Stock at the option of the holders at any time prior to maturity at a conversion rate of $0.26 per share.

  . CMGI also agreed to convert its $80 million in aggregate principal amount, plus accrued interest, outstanding under certain 7.5% convertible subordinated notes due on December 12, 2003 into approximately 14.7 million shares of NaviSite Common Stock. In addition, CMGI agreed to convert approximately $16.2 million in other intercompany indebtedness due by NaviSite to CMGI into approximately 9.9 million shares of NaviSite Common Stock. These notes were converted on November 8, 2001.

   Holders of the convertible notes are entitled to both demand and "piggyback" registration rights, and the holder of the Former HPFS Note is entitled to anti-dilution protection under certain circumstances. The agreement with HPFS and CMGI also contains certain restrictive covenants, including, but not limited to, limitations on the issuance of additional debt, the sale of equity securities to affiliates and certain acquisitions and dispositions of assets.

   Pursuant to the HPFS Agreement and the CMGI Agreement, the Former HPFS Note and the Former CMGI Note were transferred to ClearBlue.

  Facilities and Administrative Support Agreement

   Upon completion of NaviSite's initial public offering, NaviSite entered into a facilities and administrative support agreement with CMGI under which CMGI provides various services to NaviSite, including employee benefit administration, health and dental insurance, enterprise IT services and resources, including human resources, Internet marketing and business development.

   The fees payable by NaviSite for the availability of services were typically determined through an allocation of CMGI's costs based upon the proportion of NaviSite's employee headcount to the total headcount of CMGI and other CMGI affiliates using the same services. Under the facilities and administrative support agreement, NaviSite paid CMGI a monthly fee reflecting the cost of the services provided by CMGI based on the total number of NaviSite's employees and consultants on the last day of that month.

   The initial term of this agreement was one year from the date of NaviSite's initial public offering, with automatic renewals at the end of the initial term and each renewal term for successive one-year periods. Either party is permitted to terminate the facilities and administrative support agreement upon prior written notice. During the last fiscal year, NaviSite received services from CMGI under the facilities and administrative support agreement and incurred lease charges related to CMGI-leased equipment utilized by NaviSite. The related liability for the services and lease charges was settled as follows: $2.3 million was converted into NaviSite Common Stock on November 8, 2001, $2.1 million was netted against amounts due NaviSite by CMGI and $3.9 million was settled in cash payments subsequent to NaviSite's last fiscal year end.

   The facilities and administrative support agreement automatically terminated on September 11, 2002 as a result of the consummation of the transactions contemplated by the CMGI Agreement, however CMGI has agreed to continue to provide certain services requested by NaviSite under the facilities and administrative support agreement until September 30, 2002. NaviSite and CMGI now settle all liabilities and receivables in cash on a gross basis.

  Tax Allocation Agreement

   Upon completion of NaviSite's initial public offering, NaviSite entered into a tax allocation agreement with CMGI to allocate responsibilities, liabilities and benefits relating to taxes. NaviSite is required to pay its share of income taxes shown as due on any consolidated, combined or unitary tax returns filed by CMGI for tax periods ending on or before or including the date as of which NaviSite will no longer be a member of CMGI's group for federal, state or local tax purposes, as the case may be. CMGI indemnifies NaviSite against liability for all taxes in respect of consolidated, combined or unitary tax returns for periods as to which CMGI is filing group returns which include NaviSite. Accordingly, any redetermined tax liabilities for those periods will be the responsibility of CMGI, and any refunds or credits of taxes attributable to NaviSite or NaviSite's subsidiaries in respect of consolidated, combined or unitary tax returns for those periods will be for the account of CMGI. NaviSite is responsible for filing any separate tax returns for any taxable period and is responsible for any tax liabilities, and entitled to any refunds or credits of taxes, with respect to separately filed tax returns. NaviSite is required to indemnify CMGI against any tax liability with respect to separately filed tax returns.

   Neither CMGI nor NaviSite has any obligation to make any payment to the other party for the use of the other party's tax attributes, such as net operating losses. However, if one party realizes a windfall tax benefit because of an adjustment to items on the other party's tax return, the party that realizes the windfall tax benefit is required to pay to the other party the actual incremental tax savings it has realized. For example, if an expense deducted by CMGI for a period prior to the closing date were disallowed and required to be capitalized by NaviSite for a period after the closing date, thereby generating future depreciation deductions to NaviSite, NaviSite would be required to pay to CMGI any incremental tax savings as a result of the depreciation deductions when those tax savings are actually realized by NaviSite.

   Each of NaviSite and CMGI has control of any audit, appeal, litigation or settlement of any issue raised with respect to a tax return for which it has filing responsibility. Payments of claims under the agreement must be made within 30 days of the date that a written demand for the claim is delivered. Interest accrues on payments that are not made within 10 days of the final due date at the rate applicable to underpayments of the applicable tax. Any dispute concerning the calculation or basis of determination of any payment provided under the tax allocation agreement will be resolved by a law firm or "big four" accounting firm selected and paid for jointly by the parties.

  Investor Rights Agreement

   Upon completion of NaviSite's initial public offering, NaviSite entered into an investor rights agreement with CMGI under which NaviSite granted CMGI registration rights and rights to purchase shares of NaviSite Common Stock to maintain CMGI's majority ownership. This agreement was amended and restated on November 8, 2001 in connection with the HPFS and CMGI financing. Under the amended and restated agreement, CMGI and HPFS have the right to demand that NaviSite register on Form S-1 or Form S-3 (or any successor forms) the sale under the Securities Act of all or part of their shares of NaviSite Common Stock having an aggregate value of at least $2.5 million. NaviSite is not required to effect more than five registrations initiated by CMGI or more than ten registrations initiated by HPFS. CMGI and HPFS also are entitled to include shares of NaviSite Common Stock in a registered offering by NaviSite of NaviSite's securities for NaviSite's own account, subject to the underwriters' right to reduce the number of included shares. NaviSite will pay all costs associated with its registration of shares pursuant to this agreement, other than underwriting discounts and commissions and various other expenses. In connection with the consummation of the transactions contemplated by the HPFS Agreement and the CMGI Agreement, ClearBlue is entitled to the rights and obligations of HPFS and CMGI under the investor rights agreement.

  Other Transactions with CMGI and its Affiliates

   NaviSite has agreements with certain CMGI affiliates under which NaviSite provides these affiliates with Web site and Internet application hosting services, together with enhanced server management for both Web sites and Internet applications and specialized application management services. NaviSite also rents sophisticated software applications to a number of these affiliates and provides consulting services to each of these affiliates on an as-needed basis.

   NaviSite's existing service agreements with CMGI affiliates are routine commercial transactions entered into in the ordinary course of NaviSite's business. NaviSite anticipates that it may continue to enter into routine commercial transactions with CMGI and its affiliates in the future. Currently, however, NaviSite has no right-of-first-refusal arrangements, business opportunity allocation agreements or other material contractual arrangements or understandings with CMGI or any of its affiliates regarding the continued sale of NaviSite's services to CMGI or its affiliates.

   In general, in pricing the services provided to CMGI and its affiliates, NaviSite has: negotiated the services and levels of service to be provided; calculated the price of the services at those service levels based on NaviSite's then-current, standard prices; and discounted these prices by 10%. This pricing policy is not dictated by or provided for in any contractual arrangement. The discounts NaviSite provides to CMGI and its affiliates, which also are available to industry partners and other parties engaged in co-marketing or referral arrangements with NaviSite, are afforded to CMGI and, at CMGI's direction, its affiliates because of CMGI's customer referral relationship with NaviSite. Although there are no agreements to this effect between NaviSite and CMGI, NaviSite expects both its customer referral relationship with CMGI and the discounted pricing for services provided to CMGI and its affiliates to continue. Pursuant to the CMGI Agreement, CMGI agreed to negotiate in good faith and to use best efforts to cause certain of its affiliates to negotiate in good faith to enter into new web hosting agreements with NaviSite upon the expiration of their respective current web hosting agreements. Such new agreements are to be on commercially reasonable terms at prevailing market rates at the time of negotiation based on the needs of CMGI and such affiliates.

   NaviSite derived revenues of approximately $3.5 million during the last fiscal year from CMGI and approximately $15.0 million during the last fiscal year from the subsidiaries and affiliates of CMGI.

  Compaq Financial Services Corporation

   NaviSite has entered into a Master Lease and Financing Agreement with Compaq Financial Services Corporation (now known as Hewlett-Packard Financial Services Company, which is referred to herein as HPFS), pursuant to which HPFS may lease equipment and computer software programs to NaviSite and provide financing for license fees related to computer software programs and other services. As of October 31, 2001, NaviSite's outstanding balance under the agreement was approximately $27 million. On November 8, 2001, NaviSite purchased certain equipment previously leased from HPFS, by issuing a note payable in the face amount of approximately $35 million. HPFS and CMGI also loaned NaviSite $20 million and $10 million, respectively, in cash. In exchange for the cash infusion, NaviSite issued notes payable in the face amounts of $20 million and $10 million to HPFS and CMGI, respectively, making the total notes payable issued by NaviSite to HPFS and CMGI, approximately $55 million and $10 million, respectively.

   The notes require payment of interest only, at 12% per annum, for the first three years from the date of issuance and then repayment of interest and principal, on a straight-line basis, over the next three years until maturity on the sixth anniversary of the date of issuance. At NaviSite's option, it may make interest payments (i) 100% in shares of NaviSite Common Stock, in the case of amounts owed under the Former CMGI Note, through December 2007 and (ii) approximately 16.67% in shares of NaviSite Common Stock, in the case of amounts owed under the Former HPFS Note, through December 2003. The principal balance is convertible into NaviSite Common Stock at the option of the holders at any time prior to or at maturity at a rate of $0.26 per share. CMGI also converted its $80 million in aggregate principal amount of notes receivable from NaviSite, plus the accrued interest thereon, into approximately 14.7 million shares of NaviSite Common Stock. CMGI also converted approximately $16.2 million in other amounts receivable from NaviSite into approximately 9.9 million shares of NaviSite Common Stock.

   These notes were transferred to ClearBlue on September 11, 2002 as described above in the section entitled "Change in Control."

  Compaq Computer Corporation

   On March 25, 2002, NaviSite entered into a strategic alliance agreement with Compaq Computer Corporation (Compaq), now a wholly owned subsidiary of Hewlett-Packard Company (HP). HPFS is also a wholly owned subsidiary of HP and, at the time NaviSite entered into the strategic alliance agreement, HPFS was the holder of the Former HPFS Note. The strategic alliance agreement provides for NaviSite and Compaq to commit resources as appropriate to collaborate with one another to develop mutually agreed products and services solutions, to generate new strategic business opportunities for both Compaq and NaviSite and to capitalize on joint regional sales efforts.

Comparative Stock Performance

   The following graph compares the cumulative total return to stockholders of NaviSite Common stock for the period from October 22, 1999, the date NaviSite Common Stock was first traded on the Nasdaq National Market, through July 31, 2002, with the cumulative total return over the same period of (i) NaviSite Common Stock, (ii) the Goldman Sachs Internet Index (see Note 1 below), (iii) the Nasdaq Composite Index and (iv) a peer group index of thirteen publicly traded companies that provide similar services to those of NaviSite (the "Peer Group Index"). The graph assumes the investment of $100 in NaviSite Common Stock (at the closing price on the date of NaviSite's initial public offering) and in each of such indices (and the reinvestment of all dividends, if any) on October 22, 1999. The performance shown is not necessarily indicative of future performance.



                              [GRAPH APPEARS HERE]











                                                           Nasdaq
  Measurement Period                     Goldman Sachs    Composite Peer Group
  (Fiscal Year Covered) NaviSite, Inc. Internet Index (1)   Index   Index (2)
  --------------------- -------------- ------------------ --------- ----------
        10/22/99.......    $100.00          $100.00        $100.00   $100.00
        7/31/00........    $243.30          $ 88.80        $133.70   $ 95.97
        7/31/01........    $  4.30          $ 25.40        $ 71.90   $ 79.57
        7/31/02........    $  0.69          $ 22.32        $ 47.18   $ 47.60

--------
(1) The Goldman Sachs Internet Index is a modified-capitalization weighted index of over a dozen stocks representing the Internet industry, including Internet content and access providers, Internet software and services companies and e-commerce companies. In prior years, NaviSite has obtained the Goldman Sachs Internet Index directly from Goldman Sachs & Co. Due to its inability to obtain access to the data constituting the Goldman Sachs Internet Index during NaviSite's last fiscal year directly from Goldman Sachs & Co., NaviSite constituted the last data point for the Goldman Sachs Internet Index above using the same companies previously included in the Goldman Sachs Internet Index with the exception of five companies that could no longer be included because they were delisted, acquired or merged out of existence in the last year. NaviSite has included the Goldman Sachs Internet Index above solely for purposes of comparison since it was used in NaviSite's immediately preceding fiscal year. NaviSite does not expect to use the Goldman Sachs Internet Index in the future since it believes that the Goldman Sachs Internet Index no longer best reflects companies that provide similar services to NaviSite.
(2) The Peer Group Index is a modified-capitalization weighted index of thirteen stocks selected by NaviSite that represent the following publicly traded companies: International Business Machines Corporation, Electronic Data Systems Corporation, Computer Sciences Corporation, divine, inc., Level 3 Communications, Inc., Qwest Communications International Inc., Sprint Corporation, AT&T Corp., Digex, Incorporated, Genuity Inc., Akamai Technologies, Inc., Corio, Inc. and SBC Communications Inc.

   Notwithstanding anything to the contrary set forth in any of NaviSite's filings under the Securities Act or the Exchange Act that might incorporate other filings with the SEC, including this Information Statement, in whole or in part, the Report of the Compensation Committee and the Comparative Stock Performance Graph shall not be deemed incorporated by reference into any such filings.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 20, 2002
                                                  NAVISITE, INC.

                                              /s/ Patricia Gilligan
                                                 Patricia Gilligan
                                            President and Chief Executive
                                                      Officer

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